Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox. Xerox will mail the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

The ACS-Xerox Deal: Was it a Smart Move?

September 30th, 2009

Since the news became public on Monday, hundreds of media, analysts and bloggers have had much to say about Xerox’s intent to acquire ACS. With all of the insightful banter, candid commentary and strong opinions being shared – both good and bad – I figured it was time to officially join the conversation.

From my perspective, there is only one question that everyone is trying to answer: Was it a smart move? For those of you that answered “yes” to that question, you can stop reading now. I’m going to spend the rest of this post trying to convince the skeptics.

Document management and beyond: through the ACS acquisition, we are hitting the “sweet spot” of fulfilling our vision of owning all aspects of document management, while preparing for tomorrow’s growth. In a maturing enterprise technology market, customers increasingly want to outsource the purchase and management of complicated systems, and to offload administrative tasks. By purchasing ACS, we can handle more for our customers.

We will be able to provide customers with a global delivery network, significantly scale our Business Process Outsourcing capabilities and differentiate Xerox in the marketplace. Please remember, we are primarily going after the BPO space, that layer where real business is getting done.

As the Wall Street Journal rightly pointed out today, “Xerox hopes to marry its document technologies with ACS’s paper-heavy processing work. It can use its overseas presence to expand ACS. Xerox also is paying a reasonable price of about 13.5 times consensus fiscal 2010 earnings, well below the 29 times that Dell is paying for Perot. Investors may be overreacting.”

Investors overreacting: there are comments out there saying we are grasping for revenue growth. Already, Xerox continues to lead in the fastest growing segments of our market, color adoption, digital production printing and managed print services. We are not desperate for growth – we have made a strategic decision to invest in the future of our company.

In an interview with Fortune, Xerox CEO Ursula Burns tells investors, “We’re actually scaling our services business and scaling our BPO in a very effective way to respond to changes in the marketplace.”

The ACS acquisition provides us instant scale in the BPO arena. Analysts say the current BPO market is about $130 – $150 billion, and growing 5 to 10 percent. With the Xerox/ACS combination, the total market opportunity is more like $500 Billion.

And shareholders who would like to have seen Xerox buy back stock instead of incurring additional debt? This new company creates a $22 Billion company with $17 Billion in recurring revenue, in our estimation. It brings our services revenue up from $3.5 Billion to approximately $10 Billion.

So, was it a smart move? My answer is a resounding YES!

- Paul Hartley, vice president, Xerox Corporate Business Strategy

Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the Securities and Exchange Commission’s (SEC) Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Xerox’s proxy statement for its most recent annual meeting and ACS’s proxy statement for its most recent annual meeting, both as filed with the SEC. This material contains forward-looking statements which involve a number of significant risks and uncertainties.